
Bimotal is coming to Wefunder!

bimotal.inc
dwaroundtheworld • Daylight by David Kushner - a bombatic edit

bimotal.inc Bimotal is on Wefunder—we're raising capital to help us accelerate production! We're seeing huge demand as we get the word out about Elevate and want to share the potential upside with our community and supporters!
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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#elevateyourride #mtb #bike #bimotal #electrifyyourbike #emtb #ebike #ridemore #elevate #wefunder

1w

bimotal.inc The Wefunder goes public on July 19th. However our followers can get early access by clicking the link in our bio!

1w 24 likes Reply